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                                                                     Exhibit 1


SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-________)
Filings Under the Public Utility Holding Company Act of 1935 ("Act") __________, 1995

      Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.

      Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1995 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Central and South West Corporation and CSW Energy, Inc. (70-7758)

      Central and South West Corporation, a Delaware corporation ("CSW") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), have filed a post-effective amendment to the Form U-1 Application-Declaration in the above file number in order to amend the Application-Declaration in the manner described below. Except as provided in such post-effective amendment, the Application-Declaration remains as previously filed.

      Pursuant to an order of the Commission dated September 28, 1990 (HCAR No. 25162) and Supplemental Orders dated November 22, 1991 (HCAR No. 25414) and December 31, 1992 (HCAR No. 25728) (collectively, the "Order") with respect to the Application-Declaration, CSW and Energy obtained authorization, among other things, to (a) spend $150 million to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), qualifying cogeneration facilities, qualifying small power production facilities and independent power facilities, including exempt wholesale generators as defined in Section 32(e) of the Act (collectively, "Facilities"); and (b) finance such activities through capital contributions, open account advances and loans in an aggregate amount not to exceed $150 million. Such authorization expires December 31, 1995.

      CSW and Energy request that the Commission (a) increase the "Aggregate General Authority" (as defined in the Application-Declaration) from $150 million to $250 million and (b) extend the authorization under the Application-Declaration until December 31, 2005.

      Subject to authority of the Commission pursuant to the Application-Declaration, the increased authority will permit CSW, through Energy and its direct and indirect subsidiaries, to engage in the activities permitted by the Order on a competitive basis as part of their program, previously approved by the Commission in the Order, to develop and make available energy and capacity from Facilities.

      The increased authority is needed to enable CSW, Energy and such subsidiaries to continue and to diversify such development program in accordance with the Order. Energy has directly and indirectly incurred development expenses in connection with several Facilities which are in various stages of development. Taken together, these Facilities are expected to provide substantial revenue to Energy and, indirectly, to CSW over the life of these Facilities. Because of the long lead time and significant development expenses that are required to develop Facilities, however, the success of Energy's development program depends on a number of factors, including (1) diversification of such development efforts over as many Facilities as possible to reduce the effect of any particular Facility on such program, (2) Energy's financial ability, pursuant to Commission authority, to take advantage of future development opportunities as they arise on a timely basis, and (3) CSW's willingness to incur substantial development expenditures in the short term in order to create long term profits from developing, constructing, owning and operating Facilities, as contemplated by the Order. The financing and construction of some of these Facilities have already been specifically approved by the Commission; others are in preliminary evaluation, predevelopment, development and structuring stages. Because of development expenditures and authorized equity investments in connection with certain of these Facilities, Energy may soon exhaust the Aggregate General Authority. In addition, it is anticipated that further development opportunities will become available to Energy in the near future, but that Energy will be unable to take advantage of these opportunities unless the amount of the Aggregate General Authority is increased as set forth above. For these reasons, the Applicants seek to increase the Aggregate General Authority. By increasing economies of scale through a diversified Facility investment program, permitting the optimal utilization of CSW's and Energy's development experience and reducing the impact of the risk of failure of any particular project on the CSW system, such expanded Aggregate General Authority will benefit shareholders, ratepayers and the general public.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                          Jonathan G. Katz
                                          Secretary